[LETTERHEAD OF KMPG LLP]


                          Independent Auditors' Consent




The Board of Directors
Hudson River Bancorp, Inc.

We consent to incorporation by reference in the Joint Proxy Statement/Prospectus of Hudson River Bancorp, Inc. to be filed on Form S-4 related to the merger agreement with Cohoes Bancorp, Inc. of our report dated May 5, 2000, relating to the consolidated balance sheets of Hudson River Bancorp, Inc. and subsidiary as of March 31, 2000 and 1999, and the related consolidated income statements, statements of changes in shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000, which report appears in the March 31, 2000 Annual Report on Form 10-K of Hudson River Bancorp, Inc.

We also consent to the reference to our firm under the heading "Experts" in the Joint Proxy Statement/Prospectus.


/s/ KPMG LLP

Albany, New York
June 22, 2000